Exhibit 12.1

Statement of Computation of Ratio of Earnings to Fixed Charges
(in millions, except ratios)

	2013		2014		2015		2016		2017	Q1 2018
Earnings (Loss):
Earnings (loss) before taxes, minority interests in consolidated subsidiaries, and income or loss from equity investees	(2,929.5)		(1,311.6)		(850.9)		(58.3)		420.3	160.3
Add (deduct):
Fixed charges	107.7		114.7		108.7		115.6		111.6	27.9
Amortization of capitalized interest	4.6		19.6		24.7		19.4		16.5	4.3
Distributed income of equity investees	—		—		4.6		—		0.3	—
Share of pre-tax losses of equity investees for which charges arising from guarantees are included in fixed charges	—		—		—		—		—	—
(Interest capitalized)	(82.6)		(62.7)		(40.5)		(15.2)		(25.1)	(8.2)
(Preference dividend of consolidated subsidiaries)	—		—		—		—		—	—
(Minority interest in pre-tax income of subsidiaries that have not incurred fixed charges)	(0.6)		(38.2)		(7.3)		(7.2)		(3.5)	0.2
Total earnings (loss) available for fixed charges	(2,900.4)		(1,278.2)		(760.7)		54.3		520.1	184.5

Fixed Charges:
Interest expense, including capitalized amounts and amortization of debt costs	107.7		114.7		108.7		115.6		111.6	27.9

Ratio of Earnings to Fixed Charges	—	(a), (f)	—	(a), (e)	—	(a), (d)	—	(b), (c)	4.7	6.6

(a) Due to our losses for the years ended December 31, 2013, 2014 and 2015, the ratio of earnings to fixed charges was negative for these years. We would have had to generate additional earnings before taxes of $3,008.1 million, $1,392.9 million, and $869.4 million for the years ended December 31, 2013, 2014 and 2015, respectively, to have achieved earnings to fixed charge ratios of one-to-one.

(b) The ratio of earnings to fixed charges for the year ended December 31, 2016 was below one-to-one. We would have had to generate additional earnings before taxes of $61.3 million to have achieved earnings to fixed charge ratios of one-to-one.

(c) Earnings for the year ended December 31, 2016 included the effect of $139.6 million of non-cash impairment charges. The effect of these charges was to reduce the ratio of earnings to fixed charges. Had these charges been excluded from the calculation, the ratio of earnings to fixed charges would have been 1.7 for the year ended December 31, 2016.

(d) The loss for the year ended December 31, 2015 included the effect of $699.0 million of non-cash impairment charges. The effect of these charges was to reduce the ratio of earnings to fixed charges. Had these charges been excluded from the calculation, we would have had to generate additional earnings before taxes of $170.4 million to have achieved earnings to fixed charge ratios of one-to-one.

(e)The loss for the year ended December 31, 2014 included the effect of $1,251.4 million of non-cash impairment charges. The effect of these charges was to reduce the ratio of earnings to fixed charges. Had these charges been excluded from the calculation, we would have had to generate additional earnings before taxes of $141.5 million to have achieved earnings to fixed charge ratios of one-to-one.

(f) The loss for the year ended December 31, 2013 included the effect of $3,169.6 million of non-cash impairment charges. The effect of these charges was to reduce the ratio of earnings to fixed charges. Had these charges been excluded from the calculation, the ratio of earnings to fixed charges would have been 2.5 for the year ended December 31, 2013.